UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172 10 5

(CUSIP Number)

Alfred M. Rankin, Jr. 5875 Landerbrook Drive Cleveland, Ohio 44124 4017 (440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 449172105	Schedule 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.) 34-1845745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.63%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 449172 10 5	Schedule 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,221
	8	SHARED VOTING POWER 1,307,701
	9	SOLE DISPOSITIVE POWER 272,221
	10	SHARED DISPOSITIVE POWER 1,307,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.74%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,912
	8	SHARED VOTING POWER 1,222,797
	9	SOLE DISPOSITIVE POWER 145,912
	10	SHARED DISPOSITIVE POWER 1,222,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,753
	8	SHARED VOTING POWER 1,228,748
	9	SOLE DISPOSITIVE POWER 123,753
	10	SHARED DISPOSITIVE POWER 1,228,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,742
	8	SHARED VOTING POWER 1,219,778
	9	SOLE DISPOSITIVE POWER 199,742
	10	SHARED DISPOSITIVE POWER 1,213,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.85%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara L. T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler (f/k/a Helen P. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,460
	10	SHARED DISPOSITIVE POWER 1,230,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,990
	10	SHARED DISPOSITIVE POWER 1,212,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13D	Page 11 of 17 Pages

Part II to Schedule 13D

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class A common stock, par value $0.01 per share (“Class A Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Hyster-Yale Materials Handling, Inc. 5875 Landerbrook Drive Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a) — (c) This Schedule 13D is filed on behalf of Rankin Associates I, L.P., a Delaware limited partnership (“Rankin I”), the general partners of Rankin I (the “General Partners”), the limited partners of Rankin I (the “Limited Partners,” and together with the General Partners, the “Partners”) and the former partners of Rankin I (collectively, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class A Common of the Issuer as a result of such individuals and trusts becoming signatories to the Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended, among the stockholders party thereto (the “Rankin I Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Rankin Associates I, L.P. Rankin I was formerly known as CTR Family Associates, L.P., a Georgia limited partnership. In December 1998, CTR Family Associates, L.P. was reorganized as a Delaware limited partnership. In connection with this reorganization, CTR Family Associates, L.P. changed its name to Rankin Associates I, L.P. Its principal business is to hold, under common management, shares of NACCO Class B Common (as defined below), as well as shares of Class A Common and Class B Common (as defined below), beneficially owned by certain of the Reporting Persons. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as general partners of Rankin I: Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Clara L.T. Rankin. Ms. Rankin’s resident address is P.O. Box 66, Gates Mills, Ohio 44040. She is not employed.

CUSIP No. 449172 10 5	Schedule 13D	Page 12 of 17 Pages

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common held by the Reporting Persons were acquired on September 28, 2012, when NACCO completed the spin-off of the Issuer to NACCO’s stockholders. Immediately following the spin-off, the Issuer became an independent public company.

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, 5:00 p.m., Eastern Time, on September 25, 2012. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 28, 2012, NACCO distributed one share of Class A Common and one share of Class B common stock of the Issuer, par value $0.01 per share (“Class B Common”). Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”), held on September 28, 2012, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off NACCO distributed 8,389,563 shares of Class A Common and 8,389,563 shares of Class B Common to NACCO stockholders.

Item 4. Purpose of Transaction.

The purpose of the formation of the Partnership and the Reporting Individuals entering into and delivering the original partnership agreement, and the acquisition by the Partnership of the NACCO Class B Common was to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of NACCO Class B Common in a manner that would allow coordinated family management of such NACCO Class B Common and (b) to facilitate the estate planning objectives of the Reporting Individuals.

Item 5. Interest in Securities of the Issuer.

(a) — (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class A Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 472,371 shares of Class A Common, the aggregate number of shares of Class A Common which are subject to the terms of the Rankin I Partnership Agreement, representing 5.63% of the outstanding Class A Common as of September 28, 2012.

CUSIP No. 449172 10 5	Schedule 13D	Page 13 of 17 Pages

Rankin Associates I, L.P. Rankin I and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 472,371 shares of the Class A Common held by Rankin I. Although Rankin I holds the 472,371 shares of Class A Common, it does not have any power to vote or dispose of such shares of Class A Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of Class A Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Collectively, the 472,371 shares of Class A Common beneficially owned by Rankin I constitute approximately 5.63% of the Class A Common outstanding as of September 28, 2012.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 272,221 shares of Class A Common and shares the power to vote and dispose of 1,307,701 shares of Class A Common. Collectively, the 1,579,922 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 18.74% of the Class A Common outstanding as of September 28, 2012.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,912 shares of Class A Common and shares the power to vote and dispose of 1,222,797 shares of Class A Common. Collectively, the 1,368,709 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.31% of the Class A Common outstanding as of September 28, 2012.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,753 shares of Class A Common and shares the power to vote and dispose of 1,228,748 shares of Class A Common. Collectively, the 1,352,501 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.12% of the Class A Common outstanding as of September 28, 2012.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 199,742 shares of Class A Common and shares the power to vote and dispose of 1,213,789 shares of Class A Common. Collectively, the 1,413,531 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.85% of the Class A Common outstanding as of September 28, 2012.

Clara L.T. Rankin. Mrs. Rankin has the sole power to vote and dispose of 35 shares of Class A Common. Collectively, the 35 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 0.00% of the Class A Common outstanding as of September 28, 2012.

Bruce T. Rankin. Mr. Rankin has no power to vote or dispose of any shares of Class A Common.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 49,990 shares of Class A Common and shares the power to dispose of 1,230,628 shares of Class A Common. Collectively, the 1,280,618 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 15.26% of the Class A Common outstanding as of September 28, 2012.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 48,460 shares of Class A Common and shares the power to dispose of 1,212,898 shares of Class A Common. Collectively, the 1,261,358 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 15.03% of the Class A Common outstanding as of September 28, 2012.

CUSIP No. 449172 10 5	Schedule 13D	Page 14 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates I, L.P.

Under the terms of the Rankin I Partnership Agreement, filed as Exhibit 1 hereto and incorporated herein by reference, the General Partners share the power to vote the NACCO Class B Common, as well as shares of Class A Common and Class B Common, held by the partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin I Partnership Agreement, the partnership may not dispose of NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the Rankin I Partnership Interests.

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin I Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

CUSIP No. 449172 10 5	Schedule 13D	Page 15 of 17 Pages

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which are subject to the terms of the Stockholders’ Agreement.

Rankin Associates II, L.P.

Under the terms of the Partnership Agreement of Rankin II, dated as of December 26, 2001 (the “Rankin II Partnership Agreement”), filed as Exhibit 3 hereto and incorporated herein by reference, general partners of Rankin II (the “Rankin II General Partners”) share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the partnership. Further, under such terms, the Rankin II General Partners generally exercise such power by a vote of the Rankin II General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin II Partnership Agreement, the partnership may not dispose of NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin II General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin II Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005 (the “Rankin IV Partnership Agreement”), filed as Exhibit 4 hereto and incorporated herein by reference, the general partners of Rankin IV (the “Rankin IV General Partners”) share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the partnership. Further, under such terms, the Rankin IV General Partners generally exercise such power by a vote of the Rankin IV General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin IV Partnership Agreement, the partnership may not dispose of NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin II General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

CUSIP No. 449172 10 5	Schedule 13D	Page 16 of 17 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 2	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 3	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 4	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 5	Joint Filing Agreement

Exhibit 6	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

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CUSIP No. 449172 10 5	Schedule 13D	Page 17 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2012

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*